SE 19011145 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-7072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FIRST COMMAND FINANCIAL PLANNING, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 FirstComm Plaza
(No. and Street)

Fort Worth	Texas	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamie C. Timmins (817) 731 – 8621
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, LLP
(Name - *if individual, state last, first, middle name*)

2821 West Seventh Street, Suite 700	Fort Worth	Texas	76107
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets

NOV 29 2019

RECEIVED

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jamie Timmins, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Command Financial Planning, Inc., as of and for the year ended September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MARY ANN NIESWIADOMY
Notary ID #3923990
My Commission Expires
August 6, 2022

NOTARY PUBLIC STATE OF TEXAS

Notary Public

Signature

Vice President, Financial Services
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST COMMAND FINANCIAL PLANNING, INC.

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
First Command Financial Planning, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Command Financial Planning, Inc. (the Company) as of September 30, 2019, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission (the supplemental information) on pages 15 and 16 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The Board of Directors of
First Command Financial Planning, Inc.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
November 26, 2019

FIRST COMMAND FINANCIAL PLANNING, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2019

ASSETS		
Cash and cash equivalents	$	2,264,017
Marketable securities, at fair value		2,012,490
Commissions and fees receivable		5,554,262
Accounts receivable, prepaid expenses and other		2,371,534
Advisor advanced commissions		392,716
TOTAL ASSETS	$	12,595,019
LIABILITIES		
Accrued commissions payable	$	1,805,417
Accounts payable, parent company		706,042
Accounts payable, affiliates		497,968
Other accrued liabilities		934,789
Total liabilities		3,944,216
STOCKHOLDER'S EQUITY		
Common stock		
Class A - voting		2,046
Class B - non-voting		927
Additional paid-in capital		116,805
Retained earnings		8,531,144
Treasury stock, at cost		(119)
Total stockholder's equity		8,650,803
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	12,595,019

The Notes to Financial Statements are an integral part of this statement.

FIRST COMMAND FINANCIAL PLANNING, INC.
STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2019

Revenue from contracts with customers	
Commissions	$ 11,314,435
Asset based fees	28,329,311
Service fees	20,282,838
Total revenue from contracts with customers	59,926,584
Investment income	115,050
Net unrealized gains on marketable securities	22,592
Other income	20,946
Total Revenue	60,085,172
OPERATING EXPENSES	
Commissions and advisor expenses	(23,588,956)
General and administrative expenses	(30,843,464)
Interest expense	(297)
Total Operating Expenses	(54,432,717)
NET INCOME	$ 5,652,455

The Notes to Financial Statements are
an integral part of this statement.

FIRST COMMAND FINANCIAL PLANNING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2019

	Common Stock		Additional	Retained	Treasury	Total
	Class A	Class B	Paid-in Capital	Earnings	Stock	Stockholder's Equity
BALANCE, September 30, 2018	$ 2,046	$ 927	$ 116,805	$ 9,878,689	$ (119)	$ 9,998,348
Dividend paid	-	-	-	(7,000,000)	-	(7,000,000)
Net income	-	-	-	5,652,455	-	5,652,455
BALANCE, September 30, 2019	$ 2,046	$ 927	$ 116,805	$ 8,531,144	$ (119)	$ 8,650,803

The Notes to Financial Statements are an integral part of this statement.

FIRST COMMAND FINANCIAL PLANNING, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2019

OPERATING ACTIVITIES		
Net income	$	5,652,455
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and net amortization/accretion expense		6,305
Unrealized gains on marketable securities		(22,592)
Proceeds from maturity/sales of marketable securities		1,000,000
Purchase of marketable securities		(1,001,570)
Changes in operating assets and liabilities		
Increase in commissions and fees receivable		(231,993)
Increase in accounts receivable, prepaid expenses and other		(140,579)
Decrease in advisor advanced commissions		524,265
Net decrease in accounts (receivable) payable, parent company and affiliates		(248,551)
Net decrease in accrued commissions payable		(81,145)
Net increase in other accrued liabilities		64,867
Net cash provided by operating activities		5,521,462
INVESTING ACTIVITIES		-
FINANCING ACTIVITIES		
Dividend declared and paid to parent company		(7,000,000)
Net cash used in financing activities		(7,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,478,538)
CASH AND CASH EQUIVALENTS, beginning of year		3,742,555
CASH AND CASH EQUIVALENTS, end of year	$	2,264,017

The Notes to Financial Statements are an integral part of this statement.

FIRST COMMAND FINANCIAL PLANNING, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Command Financial Planning, Inc. (the Company or FCFP), a wholly owned subsidiary of First Command Financial Services, Inc. (FCFS), was chartered in Texas in 1958, and is engaged in the sale of mutual funds and other variable investments to middle income American families with a concentration to United States military personnel. The Company is a licensed, fully-disclosed broker/dealer registered with the Securities Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The corporate office is located in Fort Worth, Texas.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The allocation of operating expenses from the parent company is a significant estimate. Actual results could differ from those estimates.

Recognition of Revenue

Effective October 1, 2018, the Company adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects in exchange for those goods or services. To achieve that core principle, an entity applies the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of the new standard did not have a significant impact on the Company's financial statements and no adjustment to opening retained earnings was recorded. The Company has applied the guidance to all contracts at the initial application.

Commissions revenue

The Company sells third-party mutual funds, variable annuities, variable universal life insurance, and other brokerage investments to its clients. Each time a client enters into a transaction, the third-party entity charges a commission to the client. The Company recognizes and records commissions revenue on the third-party trade date or policy premium payment date. The Company believes that the performance obligation is satisfied on the trade date or policy premium payment date since the underlying client and financial instrument are identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the client. Commissions are paid to the Company, usually monthly, as they are earned on investments made, and premiums paid by the individual investors and policy holders.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Asset based fees

12b-1 and Variable product fees

The Company enters into arrangements with mutual fund companies and other pooled investment vehicles (funds) to distribute shares to investors. These third-party entities charge clients a 12b-1 or asset based fee to help offset costs associated with providing ongoing service and support related to the sale and marketing of certain mutual funds and other variable investments. 12b-1 and variable product fees are usually shared with the broker-dealers that offer such funds. These fees are based on the client accounts' average daily balance of the funds over the prior month or quarter. For these variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. The Company believes its performance obligation is ongoing support and service to mutual fund and variable investment companies. 12b-1 and variable product fees are recognized in the current period as the performance obligations are satisfied.

Revenue sharing

The Company receives payments based on net assets invested and/or fund sales for the marketing support and client service it provdes on behalf of the distributors of certain mutual fund companies. These fees are paid by the distributor of the funds from their own assets and resources, not the assets of the funds. There is no additional cost to clients, shareholders, or the funds. These fees are based on the client accounts' average daily balance of the funds and/or fund sales over the prior quarter. For these variable amounts, as the uncertainty is dependent on the value of the shares at future points in time and future sales, as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. The Company believes its performance obligation is ongoing support and service to mutual fund companies. The Company normally receives these fees quarterly. Revenue sharing is recognized in the current period as the performance obligations are satisfied.

Service Fee Income

Account service fee income includes service fee income for brokerage back office operations from an affiliate's asset management operations. The Company believes that its performance obligation is based on the services provided to an affiliate and client investors. Account service fee income is recognized at the time the services are provided, which is generally, monthly, when fees are received.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Advisor service fee income represents monthly fees paid by the Company's sales advisors for systems access, compliance, marketing, and other similar services. Advisor service fee income is recognized as earned at the time the services are provided.

The following table represents revenue by major source:

Revenue from contracts with customers		
Commissions		
Mutual fund investments	$	9,065,782
Variable product investments		2,245,322
Other brokerage investments		3,331
Total commissions revenue		11,314,435
Asset based fees		
12b-1 fees		19,228,974
Variable product investments		2,676,535
Revenue sharing		6,423,802
Total asset based fee revenue		28,329,311
Service fees		
Account service fees		19,649,269
Advisor service fees		633,569
Total service fee revenue		20,282,838
Total revenue from contracts with customers	$	59,926,584

Advisor Advanced Commissions

From October 2015 through April 2017, the Company advanced approximately 66 months of commissions to advisors for certain mutual fund sales. The amount advanced is treated as a prepaid expense (an asset) and amortized to commission expense as commission revenue is earned on future client investment payments over the 66 months. If the account cancels or periodic investments cease during the 66 months, the unamortized amount advanced is recorded as a receivable from the advisor.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include demand deposits and a money market account. Carrying value approximates fair value.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Marketable Securities

Marketable securities, the majority of which are fixed maturity debt securities, are classified as trading and recorded at fair value. Changes in fair value of these marketable securities (both realized and unrealized) are recorded in the statement of operations. Realized gains and losses are included in operations and are determined by using a specific identification basis.

Commissions and Fees Receivable

Commissions receivable represents $104,960 and $99,283 due from mutual fund companies and insurance companies for the sale and servicing of investment products by the Company's sales advisors as of September 30, 2019 and October 1, 2018, respectively. The fees receivable represent the accrual of $5,449,302 and $5,222,986 of fees for assets under the Company's management and are collected on a quarterly basis as of September 30, 2019 and October 1, 2018, respectively. Based on historical collections, no allowance is deemed necessary.

Accounts Receivable, Prepaid Expenses and Other

Accounts receivable represents $1,723,248 of fees receivable from investors' individual retirement custodial accounts. Based on historical collections, no allowance is deemed necessary.

Property, Equipment, and Software

Property, equipment, and software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

	Estimated Lives
Property and equipment	3 to 10 years
Software	5 years

Expenditures for maintenance, repairs, and minor renewals are charged to operations as incurred.

As of September 30, 2019, the Company's property, equipment and software were fully depreciated resulting in zero net book value.

Advertising

The Company expenses advertising cost as incurred. Advertising expense was $108,897 in 2019.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

Since December 1, 1998, the Company has been a Subchapter S corporation for federal income tax purposes. A Subchapter S corporation generally pays no federal income taxes, and its taxable income, if any, is taxed at the stockholder level. FCFS files a consolidated tax return that includes FCFP. Any tax positions are taken at the consolidated level.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, commissions receivable, other receivables, and marketable securities. The Company places its temporary cash investments and marketable securities with financial institutions and investment companies. Therefore, the majority of these funds are not insured by the Federal Deposit Insurance Corporation. Concentrations of credit risk with respect to commissions receivable are limited due to the number of investment companies comprising the Company's supplier base.

Subsequent Events

The Company evaluated for recognition or disclosure, all events or transactions that occurred after September 30, 2019, through November 26, 2019, the date these financial statements were available to be issued.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company shares office facilities, employees, and personnel costs with its parent company, FCFS. The Company and its parent also share other operating expenses. FCFS allocates costs to the Company that are clearly applicable to the operations of FCFP. A reasonable allocation method is used to allocate common expenses, or those costs not clearly applicable to any one legal entity, based on the number of new and existing client accounts opened and future economic value of accounts from FCFS, FCFP, or both. The allocation included advisor expenses, rent, equipment usage, general and administrative expenses, advisor service fee income and other income. During the year ended September 30, 2019, FCFS allocated net expenses of $29,049,950 to FCFP.

The Company provides services to First Command Advisory Services, Inc. (FCAS) for all necessary brokerage back office operations of its asset management operations. FCFP manages the relationships with the clearing broker dealer and various fund companies for the asset management operations. In fiscal year 2019, FCFP recorded service fee income from FCAS and First Command Europe Limited (FCEL) of $16,415,546.

As of September 30, 2019, $706,042 was due to FCFS for allocated expenses. This amount is reflected in the accompanying statement of financial condition as accounts payable, parent company. As of September 30, 2019, $442,700 was due to an affiliate, First Command Bank; $28,438 was due to an affiliate, First Command Insurance Services, Inc.; $10,382 was due to an affiliate, FCAS; and $16,448 was due to an affiliate, FCEL. These amounts are reflected as accounts payable, affiliates, in the accompanying statement of financial condition. All intercompany balances are due on demand and are settled periodically by the payment of cash between the companies.

At September 30, 2019, FCFP had cash balances held at FCB of $2,149,473.

NOTE 3. MARKETABLE SECURITIES

The aggregate cost and fair value of FCFP's marketable securities at September 30, 2019, are as follows:

Marketable securities, at cost	$ 2,001,895
Unrealized gains, net	10,595
Marketable securities, at fair value	$ 2,012,490

The net change in unrealized gains on marketable securities was $22,592 for the year ended September 30, 2019.

NOTE 3. MARKETABLE SECURITIES - CONTINUED

Fair Value Measurements

FASB requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. FASB excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. This disclosure does not and is not intended to represent the fair value of the Company.

The Company measures the fair value of its financial assets in accordance with the hierarchy established by GAAP, which consists of three levels to indicate the quality of the fair value measurements as described below:

Level 1

Fair values are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2

Fair values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that can otherwise be corroborated by observable market data.

Level 3

Fair values are based on inputs that are considered unobservable where there is little, if any, market activity for the asset or liability as of the measurement date. In this circumstance, the Company has to rely on values derived by independent brokers or internally-developed assumptions. Unobservable inputs are developed based on the best information available to the Company which may include the Company's own data or bid and ask prices in the dealer market.

The Company's marketable securities consist of investments in United States government sponsored agency securities and are classified as a trading portfolio. Management determines the fair values of these securities after consideration of data provided by third-party pricing services. The prices provided by third-party pricing services are based on

NOTE 3. MARKETABLE SECURITIES - CONTINUED

observable market data inputs which can vary by security type. Such inputs include benchmark yields, available trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market data. Where possible, these prices were corroborated against other independent sources. The Company has classified these securities as Level 2.

The classification of these securities as Level 2 is consistent with the fair value methods used in the prior year.

The following table represents assets measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Marketable securities	$ -	$2,012,490	$ -	$2,012,490

NOTE 4. COMMON STOCK

At September 30, 2019, the common stock of the Company is as follows:

	Voting Class A	Non-voting Class B
Par value per share	$ 0.02	$ 0.02
Number of shares authorized	750,000	750,000
Number of shares issued	102,300	46,368
Number of previously issued shares repurchased and held as treasury stock	3,100	2,834
Number of shares outstanding	99,200	43,534

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2019, the Company had net capital of $2,051,262 which was $1,788,314 in excess of its required net capital of $262,948. The Company's aggregate indebtedness to net capital ratio was 1.92 to 1.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company is not currently involved in or aware of any litigation that it believes could have a material adverse effect on its financial condition or results of operations.

SUPPLEMENTAL SCHEDULES

FIRST COMMAND FINANCIAL PLANNING, INC.
SCHEDULE G – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2019

NET CAPITAL, total stockholder's equity	$	8,650,803
DEDUCTIONS AND/OR CHARGES, non-allowable assets		
Commissions and fees receivable		3,933,802
Advisor advanced commissions		392,716
Accounts receivable, prepaid expenses and other		2,256,235
Other deductions		1,112
Total deductions and/or charges		6,583,865
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		2,066,938
HAIRCUTS ON SECURITIES		15,676
NET CAPITAL	$	2,051,262
AGGREGATE INDEBTEDNESS	$	3,944,216
TOTAL AGGREGATE INDEBTEDNESS	$	3,944,216
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required to be greater of		
Minimum net capital pursuant to Rule 15c3-1(a)(1) or	$	100,000
6-2/3% of aggregate indebtedness	$	262,948
Minimum net capital requirement	$	262,948
EXCESS NET CAPITAL	$	1,788,314
NET CAPITAL LESS THE GREATER OF 10% OF AGGREGATE INDEBTEDNESS OR 120% OF MINIMUM NET CAPITAL REQUIREMENT	$	1,656,840
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.92

There are no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited September 30, 2019, Part IIA FOCUS filing, as amended November 26, 2019.

FIRST COMMAND FINANCIAL PLANNING, INC.
SCHEDULE H – STATEMENT REGARDING RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2019

First Command Financial Planning, Inc. is exempted from Rule 15c3-3 of the Securities and Exchange Commission by paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule. Refer to the Exemptive Provisions Report for stated exceptions regarding Rule 15c3-3 under the Securities and Exchange Commission Act of 1934.

weaver
Assurance • Tax • Advisory

Austin | Conroe | Dallas | Fort Worth | Houston
Los Angeles | Midland | New York City | San Antonio

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

To the Board of Directors of
First Command Financial Planning, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by First Command Financial Planning, Inc. (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended September 30, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Noted no overpayment applied to the current assessment on Form SIPC-7.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
November 26, 2019

Weaver and Tidwell, L.L.P.
2821 West 7th Street, Suite 700 | Fort Worth, Texas 76107
Main: 817.332.7905 | Fax: 817.429.5936
CPAs AND ADVISORS | WEAVER.COM

First Command Financial Planning, Inc.

Exemption Report
September 30, 2019

weaver
Assurance • Tax • Advisory

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Report of Independent Registered Public Accounting Firm

To the Board of Directors of
First Command Financial Planning, Inc.

We have reviewed management's statements, included in the accompanying First Command Financial Planning's Exemption Report, in which (1) First Command Financial Planning, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended September 30, 2019 except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
November 26, 2019

Weaver and Tidwell, L.L.P.
2821 West 7th Street, Suite 700 | Fort Worth, Texas 76107
Main: 817.332.7905 | Fax: 817.429.5936
CPAs AND ADVISORS | WEAVER.COM

FIRST COMMAND
Get Squared Away

First Command Financial Planning, Inc. Exemption Report

First Command Financial Planning, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(i) and (k)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year except as described below.

The following exceptions relate to client checks received in a branch and delayed due to mailing of check and paperwork to the Company's bank for processing:

Days Exception Existed	k2i	k2ii	Total
2	11	15	26
3	1	3	4
5	0	1	1
6	0	2	2
7	2	1	3
10	5	0	5
12	0	1	1
Total	19	23	42
Unknown errors	1	1	2

The following exceptions relate to client checks received in a branch that should have been mailed directly to the retail mutual fund company instead of the corporate office for processing:

	k2i	k2ii	Total
Exceptions	77	0	77

The following exceptions relate to client checks received in a branch that were mailed to the corporate office instead of the Company's bank for processing:

	k2i	k2ii	Total
Exceptions	7	74	81

First Command Financial Planning, Inc.

I, Jamie Timmins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct for the fiscal year ended September 30, 2019.

By: Jamie Timmins
Jamie Timmins, VP
November 26, 2019